Cape Cod Aquaculture Corp.
                               440 Massasoit Road
                                Eastham, MA 02642

Kristopher Natoli
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Dear Mr. Natoli,

Attached please find our amended S-1 Registration Statement (File No.333-152563) submitted following your review and comments with the following additions and modifications:

    1.   Opinion of counsel attached as exhibit 5.1.

    2. Outside front cover page of prospectus has been reformatted to a standard text utilizing lower case letters.

    3. Risk Factors beginning on page 5: Each risk factor has been appropriately sub-captioned so that it is adequately described.

    4. Risk factor regarding "No minimum number of shares" (page 6) has been appropriately sub-captioned and relocated to the beginning of the section titled "Risks Related To This Offering" (see page 8) so that it is made more prominent.

    5. The governing regulation previously described as Regulation K (page II-1), has been modified to read Regulation S-K. In addition, the second sentence in this paragraph referring to "required documents" has been removed.

    6. Please note the addition of exhibit 3.1.1 "Amended and Restated Articles of Incorporation."

Thank you again for taking the time to review our registration statement. Please contact our office with any questions at 617-513-8876.


                                   Yours Truly,

                                   James Bright
                                   President